


05035797

`ATES`
`NGE COMMISSION`
`.C. 20549`

VP-2-08-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 3 2005

SEC FILE NUMBER
8- 12645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__1705 Towanda Avenue__
                                         (No. and Street)

__Bloomington,__   __Il__   __61701__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Peter J. Borowski__   __(309) 821-3312__
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Ernest & Young, LLP__
                        (Name – if individual, state last, first, middle name)

__233 S. Wacker Drive__   __Chicago__   __IL__   __60606__
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY	

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

Financial Statements and Supplementary Information

COUNTRY Capital Management Company

Years ended December 31, 2004 and 2003
with Report and Supplementary Report of Independent Registered Public
Accounting Firm

0409-0574581

COUNTRY Capital Management Company

Financial Statements
and Supplementary Information

Years ended December 31, 2004 and 2003

Contents

OATH OR AFFIRMATION

I, ___Peter J. Borowski___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___COUNTRY Capital Management Company___ , as of ___December 31___ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Vice President & Corporate Controller___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



☐ Ernst & Young LLP	☐ Phone: (312) 879-2000	
Sears Tower	www.ey.com	
233 South Wacker Drive		
Chicago, Illinois 60606-6301		

Report of Independent Registered Public Accounting Firm

Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (a wholly owned subsidiary of COUNTRY Life Insurance Company®) as of December 31, 2004 and 2003, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the 2004 basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in our audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 29, 2005

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31	
	2004	2003
Assets		
Cash and cash equivalents	$ **282,920**	$ 432,630
Fixed maturities, at fair value *(Note 2)*	**677,841**	704,898
Accounts receivable	**64,580**	91,910
Interest receivable	**9,377**	9,377
Due from affiliates	**41,852**	–
Income taxes recoverable	**14,419**	870
	$1,090,989	$1,239,685
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$ **32,596**	$ 28,848
Due to affiliates	**36,732**	59,127
Deferred income taxes	**11,192**	21,500
	80,520	109,475
Stockholder's equity:		
Preferred stock, par value $100 per share:		
Authorized – 10,000 shares; issued and outstanding – None	**–**	–
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**510,469**	630,210
	1,010,469	1,130,210
	$1,090,989	$1,239,685

See accompanying notes.

COUNTRY Capital Management Company

Statements of Income and Retained Earnings

	Year ended December 31	
	2004	2003
Revenues		
Marketing fees:		
Insurance sales	$ 687,116	$ 619,946
Mutual fund sales	838,629	631,297
Service fees from parent	1,320,000	–
Investment income	43,586	56,742
Change in net unrealized appreciation on fixed maturities	(27,223)	(13,884)
	2,862,108	1,294,101
Expenses		
Commission expense:		
Insurance sales	465,925	358,396
Mutual fund sales	495,341	314,942
General management services *(Note 4)*	2,019,140	593,224
Professional services	12,983	9,185
Dues and assessments	2,450	1,301
Other	6,763	3,939
	3,002,602	1,280,987
Income (loss) before income taxes	(140,494)	13,114
Income taxes *(Note 5)*		
Current	(10,445)	10,669
Deferred benefit	(10,308)	(5,387)
	(20,753)	5,282
Net income (loss)	(119,741)	7,832
Retained earnings at beginning of year	630,210	622,378
Retained earnings at end of year	$ 510,469	$ 630,210

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year ended December 31 2004	Year ended December 31 2003
Operating activities		
Net income (loss)	$(119,741)	$ 7,832
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in unrealized appreciation on fixed maturities	27,223	13,884
Amortization of premium on fixed maturities	(166)	(157)
Decrease in deferred income taxes	(10,308)	(5,387)
Increase in due from affiliates	(41,852)	–
Decrease (increase) in accounts receivable and interest receivable	27,330	(14,127)
(Increase) decrease in income taxes recoverable	(13,549)	3,565
(Decrease) increase in accounts payable and accrued expenses and due to affiliates	(18,647)	13,136
Net cash provided by (used in) operating activities	(149,710)	18,746
Investing activities		
Proceeds from call of fixed maturities	–	300,000
Net cash provided by investing activities	–	300,000
Increase (decrease) in cash and equivalents	(149,710)	318,746
Cash and cash equivalents at beginning of year	432,630	113,884
Cash and cash equivalents at end of year	$ 282,920	$432,630

See accompanying notes.

COUNTRY Capital Management Company

Notes to Financial Statements

Years ended December 31, 2004 and 2003

1. Organization and Significant Accounting Policies

Organization and Operations

COUNTRY Capital Management Company (the Company) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

The Company's primary business is to serve as a broker/dealer of mutual fund, variable annuity, and variable universal life insurance products for the agents of COUNTRY® Insurance & Financial Services (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 24% and 48% of total revenues in 2004 and 2003, respectively. Marketing fees from mutual funds represented approximately 29% and 49% of total revenues in 2004 and 2003, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. Although the Company is registered in 18 states, its principal market is Illinois.

Effective January 1, 2004, the Company entered into a services agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the services agreement, COUNTRY Life paid the Company an annual service fee of $1,320,000 in 2004. The service fees generated under this agreement accounted for 46% of the Company's total revenue in 2004.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Fixed maturities are recorded at fair value. Changes in fair value on fixed maturities are included as revenue in the statements of income and retained earnings. Fair value is determined using independent pricing sources.

Notes to Financial Statements (continued)

1. Organization and Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

Short-term investments are recorded at fair value and include investments in a cash management fund. Cost approximates fair value.

Marketing Fees

Marketing fees on insurance and mutual fund sales are recognized as income when the fees are earned by the Company.

2. Investments

The amortized cost and fair value of the Company's investments in fixed maturities at December 31, 2004 and 2003, are as follows:

Issuer	Maturity	Amortized Cost	Unrealized Appreciation	Fair Value
At December 31, 2004:				
GE Capital	2007	$349,714	$10,835	$360,549
Merrill Lynch Note	2006	299,937	17,355	317,292
		$649,651	$28,190	$677,841
At December 31, 2003:				
GE Capital	2007	$349,590	$22,590	$372,180
Merrill Lynch Note	2006	299,895	32,823	332,718
		$649,485	$55,413	$704,898

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 and 2003, the Company had net capital of $841,406 and $966,893 and net capital requirements of $5,368 and $7,298. The Company's net capital ratio was .10 to 1 and .11 to 1 at December 31, 2004 and 2003, respectively. The net capital rules may effectively restrict the payment of cash dividends.

4. Related Party Transactions

The Company utilized the facilities, services, and staff of its related companies in the course of serving as a broker/dealer for the agents of COUNTRY. Charges for such facility usage and services were $2,019,140 and $593,224 for the years ended December 31, 2004 and 2003, respectively, which includes allocations of payroll expenses and certain employee benefits.

5. Income Taxes

The Company files its tax return on a separate-company basis. The effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes and the deferred tax valuation allowance. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

The components of the income taxes for the years ended December 31, 2004 and 2003, are as follows:

	Federal	State	Total
2004			
Current	$(10,163)	$ (282)	$(10,445)
Deferred	(10,308)	–	(10,308)
	$(20,471)	$ (282)	$(20,753)
2003			
Current	$ 8,710	$1,959	$ 10,669
Deferred	(5,387)	–	(5,387)
	$ 3,323	$1,959	$ 5,282

5. Income Taxes (continued)

In 2004, the Company incurred a net operating loss of approximately $84,000, resulting in a deferred tax asset of approximately $29,000. The Company concluded that the benefits of the net operating loss would more likely than not be realized. Accordingly, the Company recorded a valuation allowance of $29,000 against the deferred tax asset. The net operating loss is available as a carryforward to offset future years taxable income and expires in 2024.

The Company made tax payments of $3,104 and $7,104 during 2004 and 2003, respectively.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2004

Aggregate indebtedness

Accounts payable and accrued expenses and due to affiliates		$ 69,328
Deferred income taxes		11,192
		$ 80,520

Net capital

Common stock		$ 500,000
Retained earnings		510,469
		1,010,469

Less

Unsecured receivables	130,228	
Securities haircut	38,835	169,063
Net capital		$ 841,406

Capital requirements

Minimum net capital requirement		$ 5,368
Net capital in excess of requirements		836,038
Net capital as above		$ 841,406
Ratio of aggregate indebtedness to net capital		.10 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's Unaudited December 31, 2004, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 17a-5(d)(4)

December 31, 2004

A reconciliation of net capital pursuant to Rule 17a-5(d)(4) is not required for the Company since the net capital reported on the audited and unaudited Form X-17A-5 is the same.

COUNTRY Capital Management Company

Schedule III – Statement Relating to Certain
Determinations Required Under Rule 15c3-3

December 31, 2004

The Company is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934, from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."


Independent Registered Public Accounting Firm's Supplementary Report on Internal Control

Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements and supplementary information of COUNTRY Capital Management Company (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

0409-0574581   12

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 29, 2005